SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 1)

Greatmat Technology Corporation

 (Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

39241V 10 8

(CUSIP Number)

Carol Lai Ping Ho
Room 2102-03, 21/F, Kingsfield Centre
18-20 Shell Street, North Point, Hong Kong
852-2891-2111

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 1, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐ .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Page 1 of 4 Pages)

CUSIP No. 39241V 10 8

 1)  Name of Reporting Person:

Chris Yun Sang So

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐
(b)  ☒

3) SEC Use Only

4) Source of Funds (See Instructions)

OO

5)  Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6)  Citizenship Or Place Of Organization

Hong Kong

	(7)	Sole Voting Power

Number of		3,950,000
Shares
Beneficially	(8)	Shared Voting Power
Owned
By Each		0
Reporting
Person With	(9)	Sole Dispositive Power

		3,950,000

	(10)	Shared Dispositive Power

		0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

 3,950,000

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares   ☒

13)  Percent of Class Represented by Amount in Row 11

40.5% (1)

14) Type of Reporting Person

IN

(1) Based on 9,749,523 shares of common stock issued and outstanding as of the date of this report.

(Page 2 of 4 Pages)

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to Schedule 13D (the “Schedule 13D”) with respect to the Common Stock of Greatmat Technology Corporation (formerly known as Aurum Explorations, Inc.) (the “Issuer”) is being filed on behalf of the undersigned to amend and supplement the Schedule 13D, which was originally filed on November 9, 2010.  Unless otherwise indicated, all capitalized terms used herein but not otherwise defined shall have the same meanings as set forth in the original Schedule 13D.

Item 1.  Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Schedule 13D relates to the common stock, par value $0.001 (the “Common Stock”), of Greatmat Technology Corporation, a Nevada corporation (the “Company”).  The Company was formerly known as Aurum Explorations, Inc. The address of the Company’s principal executive office is Room 2102-03, 21/F, Kingsfield Centre, 18-20 Shell Street, North Point, Hong Kong.

Item 5.   Interest in Securities of the Company

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)
The aggregate number and percentage of shares of common stock of the Company beneficially owned by the Reporting Person is 3,950,000 shares, or 40.5% of the outstanding common stock of the Company, based on 9,749,523 shares of common stock outstanding as of the date of this report.  Such number and percentage of shares does not include 3,049,740 shares of Common Stock held by Shu Kei Ho, the Reporting Person’s wife.  The Reporting Person does not have shared voting or dispositive power with respect to such shares held by his wife and disclaims beneficial ownership of such shares.

(b)	Mr. So has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 3,950,000 shares of common stock of the Company.

(c)
On March 1, 2022, the Reporting Person transferred 3,049,740 shares of common stock by gift to his wife for no consideration.  The Reporting Person also transferred an additional 312,400 shares to unrelated individuals for no consideration.

(d)
No person, other than Mr. So, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,950,000 shares of common stock of the Company.

(Page 3 of 4 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 2, 2011

/s/ Chris Yun Sang So
Chris Yun Sang So

(Page 4 of 4 Pages)